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FEB 26 2008

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31225

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2007 (MM/DD/YY) AND ENDING DECEMBER 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Investment Group, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Glenwood Avenue
(No. and Street)

Raleigh (City) NC (State) 27603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard K. Bryant 919.831.4370
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor Tillery & Roberts, LLP
(Name – *if individual, state last, first, middle name*)

P O Box 18068 Raleigh, NC 27619
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 03 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard K. Bryant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Investment Group, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

pres.

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL INVESTMENT GROUP, INC.

Financial Statements
and Internal Control Report

December 31, 2007 and 2006

(With Independent Auditors' Report Thereon)

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Auditors' Report

The Board of Directors
Capital Investment Group, Inc.:

We have audited the accompanying balance sheets of Capital Investment Group, Inc. (the "Company") as of December 31, 2007 and 2006, and the related statements of income and retained earnings, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1-3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Batchelor, Tillery & Roberts, LLP

February 20, 2008

CAPITAL INVESTMENT GROUP, INC.

Balance Sheets

December 31, 2007 and 2006

		2007	2006
Assets			
Current assets:			
Cash and cash equivalents	$	1,320,471	1,073,509
Accounts receivable		255,332	238,086
Current portion of note receivable		-	50,710
Total current assets		1,575,803	1,362,305
Property and equipment, at cost:			
Office equipment		72,688	72,688
Leasehold improvements		14,820	14,820
		87,508	87,508
Less accumulated depreciation and amortization		(87,508)	(87,508)
Property and equipment, net		-	-
Other assets:			
Investments-available for sale		61,384	61,384
Goodwill - customer acquisition		300,000	300,000
		361,384	361,384
	$	1,937,187	1,723,689
Liabilities and Stockholders' Equity			
Current liabilities:			
Commissions payable		771,963	724,193
Accounts payable		80,013	32,147
Wages payable		39,483	-
Other payables		785	962
Accrued retirement		12,000	12,000
Total current liabilities		904,244	769,302
Litigation settlement		-	125,000
Liabilities subordinated to the claims of general creditors		-	300,000
Total liabilities		904,244	1,194,302
Stockholders' equity:			
Common stock, no par value		6,000	6,000
Additional paid-in capital		181,376	181,376
Retained earnings		845,567	342,011
Total stockholders' equity		1,032,943	529,387
	$	1,937,187	1,723,689

See accompanying notes to financial statements.

CAPITAL INVESTMENT GROUP, INC.

Statements of Income and Retained Earnings

Years Ended December 31, 2007 and 2006

	2007	2006
Revenues	$ 16,802,870	14,765,199
Operating expenses:		
Wages, salaries and management fees	575,198	571,336
Commissions	14,093,307	12,628,294
Registration and fees	79,808	112,464
Rent and utilities	70,390	93,040
Printing	8,134	12,068
Office supplies	54,749	22,234
Publications	64,203	28,301
Travel and entertainment	87,263	84,289
Insurance	332,653	336,669
Taxes	13,984	9,498
Promotion	28,640	26,410
Litigation and claims	19,381	141,260
Professional fees	63,167	19,580
Retirement	12,000	12,000
Seminar	203,562	164,116
Insurance division	40,969	49,385
Miscellaneous	229,773	208,951
	15,977,181	14,519,895
Operating income	825,689	245,304
Other income (expense):		
Management fee from related party	182,000	135,000
Interest income	33,308	34,169
Interest expense	(6,352)	(48,308)
	208,956	120,861
Net income	1,034,645	366,165
Retained earnings, beginning of year	342,011	478,249
Dividends paid	(531,089)	(502,403)
Retained earnings, end of year	$ 845,567	342,011

See accompanying notes to financial statements.

CAPITAL INVESTMENT GROUP, INC.

Statements of Changes in Liabilities Subordinated
To Claims of General Creditors

Years Ended December 31, 2007 and 2006

Subordinated liabilities, December 31, 2005	$	485,000
Decrease-repayment, as approved		(185,000)
Increase		-
Subordinated liabilities, December 31, 2006		300,000
Decrease-repayment as approved		(300,000)
Increase		-
Subordinated liabilities, December 31, 2007	$	-

See accompanying notes to financial statements.

CAPITAL INVESTMENT GROUP, INC.

Statements of Cash Flows

Years ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities:		
Net income	$ 1,034,645	366,165
Adjustments to reconcile net income		
to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable	(17,246)	6,825
Commissions payable	47,770	(3,180)
Accounts payable	47,866	(11,737)
Wages payable	39,483	-
Other payables	(177)	(3,919)
Litigation settlement	(125,000)	125,000
Net cash provided by operating activities	1,027,341	479,154
Cash flows from investing activities - payments received on notes receivable	50,710	47,339
Cash flows from financing activities:		
Payment of dividends	(531,089)	(502,403)
Payments on liabilities subordinated to the claims of general creditors	(300,000)	(185,000)
Net cash used in financing activities	(831,089)	(687,403)
Net increase (decrease) in cash and cash equivalents	246,962	(160,910)
Cash and cash equivalents, beginning of year	1,073,509	1,234,419
Cash and cash equivalents, end of year	$ 1,320,471	1,073,509
Supplemental disclosure of cash flow information:		
Interest paid	$ 6,352	48,308

See accompanying notes to financial statements.

(1) Organization and Significant Accounting Policies

The Company was incorporated as Capital Investment Group, Inc. (the "Company"), a North Carolina corporation, on January 4, 1984 to provide investment services to investors as a fully disclosed introducing broker-dealer. The Company operates as Capital Investment Group, Inc. in North Carolina and is licensed to operate in all other forty-seven contiguous states plus Alaska. It operates in states other than North Carolina primarily through independent representatives. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulation Authority, Inc. (FINRA). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities.

Revenue Recognition

The Company recognizes revenue from securities transactions on a trade-date basis.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the financial statements, cash and cash equivalents include cash, deposits in interest-bearing accounts, and other financial instruments with original maturities of less than three months.

Accounts Receivable

The Company writes off doubtful receivables in amounts equal to the estimated collection losses that will be incurred. No allowance for doubtful accounts is required for 2007 and 2006.

Property and Equipment

Property and equipment is recorded at cost and depreciated over its estimated useful lives of five to seven years using accelerated and straight-line methods.

Income Taxes

The Company has elected S corporation status under the Internal Revenue Code whereby its income is taxed to the individual stockholders; therefore, there is no tax provision for this Company.

(1) Organization and Significant Accounting Policies, Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Goodwill

Goodwill represents the aggregate excess of the cost of assets acquired over their fair value at the date of acquisition. Each year the Company completes a goodwill impairment test. Under the impairment test, if a reporting unit's carrying amount exceeds its estimated fair value, a goodwill impairment is recognized to the extent that the reporting unit's carrying amount of goodwill exceeds the implied fair value of the goodwill. Fair value of the Company was estimated using discounted cash flows and market multiples. No impairment occurred in 2007 or 2006.

(2) Note Receivable

Capital Investment Brokerage, Inc. is a related company, which is owned by the same individuals as Capital Investment Group, Inc. These stockholders purchased certain assets from Capital Investment Group, Inc. in 1997 to form Capital Investment Brokerage, Inc. and, as a result, the stockholders have notes payable to the Company originally totaling $375,000 to be received over ten years at 7% interest with payments of $53,388, including principal and interest, due semi-annually. The final payment was made July 1, 2007.

(3) Investments Available-for-Sale

Investments available-for-sale are recorded at fair value. Unrealized holding gains and losses are excluded from earnings and are reported as a separate component of stockholders' equity until realized. These investments are generally held for long-term investments purposes. Dividend and interest income are recognized when earned. Realized gains and losses are included in earnings and are derived using the specific identification method of determining the cost of securities. As of December 31, 2007 and 2006, investments available-for-sale consist of equity securities, and cost approximates fair value.

(4) Related Parties

The Company receives fees from Capital Investment Counsel, Inc. (a registered investment advisor and related company) as required by SEC and FINRA regulations on a monthly basis for accounts under management by Capital Investment Counsel, Inc. Total fees received in 2007 and 2006 were $82,585 and $54,532, respectively.

(4) Related Parties, Continued

The Company also receives fees from CIC Advisors, LLC (a company related by common ownership) for accounts under management. Total fees received in 2007 and 2006 were $308,219 and $274,783, respectively.

The Company receives fees from Capital Advisors, LLC (a company related by common ownership) for accounts under management. Total fees received in 2007 and 2006 were $498,319 and $424,018, respectively.

Under a formal agreement, the Company receives a monthly management fee from Capital Investment Brokerage, Inc. for expenses paid on its behalf and for services provided by its employees. Total fees received in 2007 and 2006 were $182,000 and $135,000, respectively.

(5) Lease

The Company pays rent on certain office space in Raleigh, North Carolina, which is leased by Capital Investment Counsel, Inc. (a related company) currently on a month-to-month lease for approximately $5,000 per month. The Company's portion is estimated based on the amount of space it utilizes. There is no formal agreement between the two companies.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital of $60,282, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2007, the Company had net capital of $650,258 which was $589,976 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was 1.39 to 1.

(7) Common Stock

The authorized, issued and outstanding common stock of the Company consisted of the following as of December 31, 2007 and 2006:

	Shares
Common stock - class A, voting, 50,000 shares authorized, 525 issued and outstanding	545
Common stock - class B, non-voting, 50,000 shares authorized, 485 issued and outstanding	485
	1,030

(8) Pension Plan

The Company maintains a defined contribution pension plan and a 401(k) profit sharing plan in accordance with applicable Internal Revenue Service guidelines. Contributions for 2007 and 2006 were $12,000 for each year.

(9) Litigation

In 2006, the Company was a defendant in a lawsuit filed by two of its customers for alleged breach of contract. The Company signed a settlement agreement in December, 2006 in the amount of $125,000, which was accrued in 2006. The settlement was paid in January, 2007.

(10) Line of Credit

The Company maintains a line of credit with a bank with a maximum credit limit of $350,000 and interest payable monthly at the bank's prime rate (7.5% as of December 31, 2007). The line is collateralized by accounts receivable and equipment. There were no outstanding borrowings as of December 31, 2007 and 2006.

(11) Note Payable

The Company borrowed $185,000 and $300,000 from an officer/stockholder on January 27, 2002 and December 27, 2003, respectively. The loans bear interest at LIBOR plus 2% payable monthly. The $185,000 loan matured on March 31, 2006 and was paid in full. The remaining loan matured March 31, 2007 and was paid in full. The NASD approved these loans as subordinated liabilities, and they are reflected as such in the 2007 and 2006 financial statements.

(12) Liabilities Subordinated to the Claims of General Creditors

The borrowings under subordination agreements are listed below:

		2007	2006
Subordinated notes from stockholder, interest at LIBOR plus 2% (7.3% as of December 31, 2006):			
Loan dated December 5, 2003, due March 31, 2007	$	-	300,000

The subordinated borrowings are covered by agreements approved by NASD and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(13) Concentrations of Credit Risk

The Company maintains cash balances at several financial institutions and accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. As of December 31, 2007 and 2006, the Company's uninsured cash balances total $1,193,376 and $856,828, respectively.

CAPITAL INVESTMENT GROUP, INC.

Schedule 1

Supplemental Schedules of Changes in Stockholders' Equity

Years ended December 31, 2007 and 2006

		Common stock	Additional paid-in capital	Retained earnings	Total
Balance, December 31, 2005	$	6,000	181,376	478,249	665,625
Net income for 2006		-	-	366,165	366,165
Dividends paid		-	-	(502,403)	(502,403)
Balance, December 31, 2006		6,000	181,376	342,011	529,387
Net income for 2007		-	-	1,034,645	1,034,645
Dividends paid		-	-	(531,089)	(531,089)
Balance, December 31, 2007	$	6,000	181,376	845,567	1,032,943

CAPITAL INVESTMENT GROUP, INC.

Schedule 2

Supplemental Schedules of Computation and Reconciliation of
Net Capital in Accordance with Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2007 and 2006

		2007	2006
Total assets	$	1,937,187	1,723,689
Deduct: Aggregate indebtedness		(904,244)	(1,194,302)
Net worth		1,032,943	529,387
Add: Excluded indebtedness		-	-
Add: Subordinated liabilities		-	300,000
Deduct: Non-liquid assets		(369,421)	(438,846)
Deduct: Concessions		-	-
Deduct: Securities haircuts		(13,264)	(11,095)
Net capital	$	650,258	379,446
Capital requirements:			
Broker-dealer minimum	$	60,282	59,620
Net capital in excess of requirements		589,976	319,826
Net capital as computed above	$	650,258	379,446
Net capital per December 31 Focus report, as amended (unaudited)	$	650,258	379,446
Adjustments		-	-
Adjusted net capital, December 31	$	650,258	379,446

Supplemental Schedules of Computation and Reconciliation of
Net Capital in Accordance with Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2007 and 2006

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

The Board of Directors and Stockholders
Capital Investment Group, Inc.:

In planning and performing our audit of the financial statements of Capital Investment Group, Inc. (the "Company") for the year ended December 31, 2007, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Among the elements of the internal control structure that we considered are the accounting system and control procedures.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 20, 2008

END